UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 1, 2022

FOUNDER SPAC

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40910	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11752 Lake Potomac Drive

Potomac MD, 20854

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (240) 418-2649

Not Applicable
(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	FOUNU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	FOUN	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	FOUNW	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On April 1, 2022, Founder SPAC (“Founder”) and Rubicon Technologies, LLC (“Rubicon”) gave a joint presentation to investors and analysts (the “Investor Presentation”). A copy of the investor presentation script is filed as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference. A copy of the Investor Presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

Founder’s shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the business combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418- 2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

1

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
99.1	Investor Presentation Script
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOUNDER SPAC

By:	/s/ Osman Ahmed
	Name:	Osman Ahmed
	Title:	Chief Executive Officer

Dated: April 1, 2022

3

Exhibit 99.1

Filed by Founder SPAC Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Founder SPAC Commission File No.: 001-40910

Investor and Analyst Day Script

April 1, 2022

Speaker	Script

Dan	Good morning and welcome to Rubicon Technologies’ Analyst and Investor Day. My name is Dan Sampson. I am Rubicon’s Chief Marketing and Communications Officer.

Dan	Before we begin, we would like to remind everyone that today’s session will be recorded. The recording will be available for playback on both the Rubicon and Founder SPAC investor relations websites.

Dan

Our presentation and discussion today are subject to a number of disclaimers and risk factors, in each case, as they relate to the proposed business combination and U.S. securities laws. For more information regarding these disclaimers and potential risks, we refer those in attendance to the first several pages of the accompanying presentation.

Dan

We are thrilled to have you here with us today. This is an incredibly exciting time for the Rubicon team. On December 15th, 2021, Rubicon and Founder entered into a definitive merger agreement. Upon the closing of the transaction, the combined company will be named Rubicon Technologies Inc. and its common stock is expected to be listed on the New York Stock Exchange under the new ticker symbol ‘RBT’.

We will begin today with an overview of Rubicon’s business and market. We’ll then highlight our core products. That will be followed by the significant value proposition that drives our financials. Finally, we’ll end with a live question and answer session.

Today’s presenters from Rubicon include Nate Morris, Chairman and Chief Executive Officer; Phil Rodoni, Chief Technology Officer; Michael Allegretti, Chief Strategy Officer; Jevan Anderson, Chief Financial Officer; and Chris Spooner, Senior Vice President of Finance. You will also hear from Osman Ahmed, Chief Executive Officer of Founder SPAC.

We encourage you to share your questions through the live chat or email them to RubiconIR@icrinc.com throughout the presentation. I’ll now turn the call over to Osman Ahmed, CEO of Founder SPAC.

Osman

Thank you, Dan and thank you to everyone for joining the call today.

We started Founder SPAC to partner with a transformative and iconic company that we believe would drive long-term shareholder value in the public markets. I am pleased to say that we have found that partner in Rubicon. We believe this transaction will help Rubicon further expand its market share as a tech disruptor, invest in its software-based waste and recycling solutions, and execute on its pipeline of inorganic opportunities. Nate is a visionary CEO who has brought the democratizing power of technology to a legacy industry, and driven innovation in one of the toughest categories in the business world. Rubicon’s technology has leveled the playing field for both the company’s hauling and recycling partners, and the customers they serve. Rubicon has improved efficiencies in how customers run their businesses, while simultaneously hitting their environmental goals. Nate is a high-performing leader who has built a commendable team of senior executives, board members, and equity investors, who will continue to support the company, strategically and financially, by rolling their equity into the deal.

Osman

The transaction reflects a pro-forma enterprise value of $1.7 billion, implying a 9.4x multiple of 2023E Net Revenue and 7.2x 2023E Annualized Recurring Net Revenue.

Proceeds to the company – assuming no redemptions and prior to the payment of transaction expenses – are $432M, which includes $321M cash in trust and $111M from a fully-subscribed PIPE investment.

We anticipate closing the transaction in Q2.

Osman	When we at Founder SPAC think about Rubicon, we identify five key attributes, which together, compelled us to partner with Nate and the Rubicon team:

	●	First, Rubicon is a two-sided marketplace that is a category leader in the $2.1 trillion waste and recycling industry. And while the category has not changed for much of the last half-century, today it continues to grow faster than the economy as a whole and its growth has outperformed the Nasdaq 100 during the last two decades. In short, this market presents the perfect opportunity for digital transformation.

	●	Second, while market penetration is incredibly difficult in the waste and recycling industry, Rubicon has already achieved significant scale, becoming the largest digital waste and recycling marketplace in the world by size. The team has built its world-class reputation and grown its business for over 10 years, building a significant, loyal base of customers who rely on Rubicon’s offerings, trust its execution, and collaborate closely in continuously driving to the next level of sustainability. This customer loyalty is exemplified by Rubicon’s triple-digit net revenue retention rate, contracted revenue streams, and consistent growth.

	●	Third, Rubicon is a scalable technology company that already boasts a well-established platform with 7 product offerings reaching approximately 8,000 customers. And based on the contractual nature of the business, investors are provided with a high degree of visibility into growth and profitability, with revenues of $583 million in 2021, increasing to approximately $736 million in 2022 and $1.15 billion in 2023. This is an essential and differentiating aspect of Rubicon’s business. Rubicon has already de-risked its base business model and has visible, strong growth ahead

	●	Fourth, Rubicon’s growth is expected to be supported by a sustainable organic growth engine with strong unit economics as well as a highly visible acquisition pipeline. From an inorganic standpoint, Rubicon has a track record of successfully realizing revenue and cost synergies from its acquisitions.

	●	Finally, but critical to the Rubicon story, while Rubicon focuses first on the needs of its constituents, its products also address the needs of our global ecosystems and environment, utilizing technology to revolutionize the way we think about waste. Rubicon is enabling the industry to evolve and implement significant improvements in sustainability for its clients.

We at Founder SPAC are very excited to partner with Rubicon in a transaction that enables accelerated growth, transitions them to the public markets, and helps to unlock the company’s full potential.

On that note, I will pass it over to Nate Morris, Founder and CEO of Rubicon.

Nate

Thank you, Osman. It is a pleasure to be here, and thanks to everyone for joining us today. We started this company more than a decade ago in Kentucky, the heartland of America, because the waste and recycling industry was broken and relied upon a business model that had remained unchanged for thousands of years.

Our model, a digital model that no longer relies on trucks, recycling plants, and landfills, is aggregating large portions of the existing waste and recycling market that has been antiquated and non-digital. This is similar in proportion to many of the great companies in the market today, including Airbnb and Uber that are large aggregators of existing infrastructure and assets in our economy.

Rubicon has the added advantage of long-term contracts that protect our revenue with waste generators (those that produce garbage) which are typically 3-5 years and long-term contracts with hauler and recyclers that create a reoccurring revenue opportunity which mitigates revenue attrition.

We have created an industry challenging platform that has bound together thousands of businesses and independent haulers that function as our fleet around the country and around the world.

Prior to Rubicon, the waste industry had been untouched by technology and by product. While waste management is a vast, resilient $2.1 trillion global category, it is highly fragmented and has historically been focused on landfill utilization instead of recycling. The industry has used little to no technology to drive efficiencies, empower businesses, or to create positive environmental impact.

These factors compelled me to start what today is Rubicon. As the category creator in the digital waste and recycling space, our innovative software company provides a means to tackle the inefficiencies of the waste and recycling market and all the environmental challenges that exist in the category. As a result of our innovative business model, we are creating a new industry standard for the waste and recycling category. Historically, waste has been an overlooked issue, but Rubicon exemplifies a different kind of company, one that has sought to address the entrenched shortcomings of the industry and to bring the issue into the public consciousness. Rubicon is a team of environmental innovators reimagining the customer experience, enabling our customers to make data-driven decisions that lead to more efficient and effective operations, improved economics, and better environmental outcomes.

We are proud of our track record of innovation and, being from Kentucky, believe that business innovation is not limited to the East or West Coasts. Great ideas can come from anywhere. We are also a prime example of the power that transformational businesses possess, to drive positive outcomes in our world.

Rubicon’s products and solutions serve a wide range of customers, including waste generators (those entities that create garbage), cities, haulers, and recyclers, with constituent groups ranging from small businesses and Fortune 500 companies, to small municipalities and large city agencies, -all seek to optimize their waste and recycling programs. The implementation of Rubicon’s products allows customers to find significant economic value in their physical waste streams by minimizing wasted time, money, and energy while helping to successfully execute their sustainability goals.

While waste and recycling is a highly resilient category, it is also ripe for improvements in efficiency and sustainability. The successful execution of our growth strategy will help propel the industry forward into the current age of digitization, while facilitating the broader sustainability goals of customers and communities around the world.

Rubicon expects to gain increasing market share because we have a business model that has been purposefully designed for the future of the business which is focused on digital products, arrangement of service, and contract and relationship ownership. We are finding ways to monetize the commodities in existing waste streams that are overlooked or unrealized by the traditional large waste players that have existed in the market for decades.

Nate

Rubicon is the world’s largest digital waste and recycling marketplace. Our platform is underpinned by cutting-edge products and technology that act as the operating system for the existing waste industry.

We saw an opportunity to redefine a massive industry that was outdated and structurally misaligned with customer interests. We are leveraging technology in a way that has never been seen in the waste space. We are providing transparency and a redefined and reimagined customer experience.

For the first time in the industry, we are providing jet fuel to the independent and family-run haulers to be competitive against the big 3 waste haulers for blue chip customers. These independent haulers are strong, existing businesses that are eager to overlay our technology into their existing infrastructure.

Additionally, we are empowering these haulers to purchase their everyday business needs at scale – everything from fuel to tires to insurance. These savings create more buying power for these independent haulers in the market.

Nate

We’ve touched on some of the points but to re-emphasize, waste is a massive market. It is $2.1T globally and continues to grow steadily. It is also incredibly resilient and profitable in the public market. On average, it has outperformed the broader economy over the prior 2 recessions.

There are 3 large incumbent players, but the majority of the nation’s hauling fleet is made up of small, independent haulers.

Nate

The legacy service delivery model is misaligned with customers due to its antiquated approach, lack of technology investment, and absence of economic incentives that make sense for the environment. Rubicon offers a reimagined customer experience that has delivered an NPS score that we believe is more than double the industry average.

With most customers free to choose their waste hauler, we believe this industry is ripe for the technology disruption we provide.

Nate

This is a quick overview of the map that is Rubicon in the United States. So, if you look at the teal dots, they represent our commercial customers, and the mustard color dots represent our cities.

This is a hauling network that is over 8,000 haulers. These are customers that are in excess of 8,000, and over eight million unique service locations (USLs) in 20+ countries. We have built a scaled marketplace that covers a large majority of the population of the United States, and we are only getting started.

We have tremendous intellectual capital, that we will talk about in a moment, with over 50 patents that have been awarded to the business, so we are incredibly proud of that.

Nate

Here you can see some of the blue-chip customers we attract. Most of the logos on this page have been taken from Waste Management, the largest player in the world. Notably, we manage 100% of these brands’ portfolios you see on this page.

Nate

From Rubicon’s inception, we have aimed to revolutionize one of history’s toughest industries and solve the world’s waste problem in service of a better future for the planet and its people. And we are proud to be a Certified B Corporation since 2012. To become a Certified B Corp, companies must meet rigorous standards for social and environmental performance, accountability, and transparency. And we were one of the first companies to be a Certified B Corp, which puts us into a special class alongside hallmark companies like Patagonia and Ben and Jerry’s.

I am also proud to share that for the last 5 years, Rubicon has been certified as a Great Place to Work® which is the only official accreditation determined by anonymous employee feedback on company culture. In 2021, Rubicon was named one of the most innovative companies in the world by Fast Company Magazine.

Rubicon sets and meets rigorous standards for environmental performance by relying on the rigor of 3rd party validators like Trucost which reviews and verifies calculations of our customers’ Green House Gas emissions. Rubicon customers can use that data for internal and external sustainability reporting and pursuing environmental certifications.

Nate

Rubicon is the leading technology platform for the waste and recycling industry.

We are going after a massive market opportunity and are redefining the customer, waste generator, and hauler experience. We are bringing authentic, market-led environmental solutions to a category with one of the largest environmental impacts, while helping to empower independent small businesses.

We have built one of the most unique management teams in the history of the category of waste. From knowledge, technology, innovation, to public policy - all working together to transform the waste experience.

Rubicon’s time is now, more than ever, to remake this experience to be competitive from a market perspective, but also for the way the world is moving around social responsibility.

Nate

The waste industry is one of the few industries left on the disruption curve that has not been reimagined. Prior to Rubicon, the industry had not been productized. The traditional waste model is completely offline which makes the industry particularly ripe for disruption.

Nate

We are proud that Marc Benioff is an early investor since 2014. We have taken a few pages from Salesforce’s playbook, in particular, using M&A as a growth lever. After acquiring businesses, we are able to sell these companies a suite of Rubicon’s products. In addition, we build out subsequent product categories that run adjacent to our core waste offering which include pallets, cardboard, grease and oil, and over 100 different categories of waste and recycling commodities that can be managed by Rubicon’s product suite.

Nate

On this slide you can see some of our recent company announcements, including our Smart City contract in Houston, Texas, the nation’s fourth largest city; our technology licensing agreement with Japanese conglomerate, Odakyu; and our acquisition of CIVIX, a routing software and solutions company based out of Germany. We are also proud to share announcements that speak to the strength and vitality of our culture, including our certification as a Great Place to Work for the fifth consecutive year.

I encourage you to visit the News section on our website, where you can find all our recent press coverage and announcements.

Nate

I am now going to turn it over to our CTO, Phil. I have to say we were thrilled to get Phil. Phil came to Rubicon about seven years ago. We had a specific vision and needed someone who could execute on our vision. We needed someone who would complement the team, who had the tools and experience to build on this idea and expand the vision we had since inception. I am honored to introduce Phil Rodoni, Rubicon’s CTO.

Phil

Thank you, Nate – it’s a pleasure to be with you all today.

We didn’t set out to create just another garbage company we created the definitive software platform for the waste and recycling industry that serves a range of customers, from small businesses to Fortune 500 companies, dedicated hauling partners, America’s most beloved cities, and even international conglomerates. Our company’s reach extends to more than 8,000 customers, spanning over 8 million unique service locations across the United States and in 20+ countries around the world.

Through our proprietary digital service marketplace and SaaS based solutions Rubicon connects three key constituent groups:

waste generators,

haulers and recyclers

and cities and governments,

Rubicon does not own a single waste vehicle or landfill. Instead, we use Machine Learning, Artificial Intelligence, computer vision, and the Industrial Internet of Things to provide supply chain visibility, drive recycling improvements, improve fleet efficiency, and deliver overall cost savings.

We have an array of product offerings available to our customers, including our core offerings of RUBICONConnect, SmartCity, and Premier. Each of which we’ll talk about in more detail.

We’ve invested significantly in our products and have received over 50+ patents worldwide with roughly 100 more pending.

Phil

With our RUBICONConnect Product, we’ve created the world’s largest digital marketplace for commercial waste. One side of the marketplace consists of our waste generator customers - such as Apple, Best Buy, and Chipotle - and the other side of our marketplace consists of our hauler network that services these waste generators.

Often, we’ve been referred to as the Uber or Airbnb for trash but the salient difference is that our business is backed up by long-term contracts typically in the 3+ year range

To reimagine the waste and recycling experience for those 8,000 Connect Customers we’ve curated a network of over 8,000 approved vendors.

We’ve modernized what was a fragmented, disjointed procurement experience by building a robust hauling network with redundancy in almost every US market ….

and with the capability to support those customers internationally as well.

We’ve fully digitized the experience for both sides of the marketplace bringing significant efficiencies and eliminating pain points in billing, payments, order management, and reporting. Rubicon delivered 99.6% on-time pickup for its customers in 2021, enabled by the standardization and efficiencies this digital model brings to bear.

Our scale allows us to reduce common friction points in the industry. As an example, we’ve collected a vast of amount of pricing data across over 150+ categories of waste and commodities. This enables us to provide real-time quotes without having to check with a hauler first. The pricing data also allows us to audit invoices and eliminate common non-contract “fees” – across the portfolio this has yielded over 4.5% in savings.

Phil

So, I’ve spoken a little about benefits of Rubicon’s digital marketplace as whole.

But specifically for our customers, what distinguishes ourselves from the Landfill First companies is first and foremost our incentives are aligned with our customers.

As a marketplace we are not encumbered by owning landfills (and the desire to maximize tipping fees) - so we don’t have a perverse incentive to overservice our customers. Optimizing service frequency helps us rein in costs and deliver significant economic upside.

Also, we unlock the potential value of the waste stream itself. We do this by performing “waste characterizations” (which is really just a euphemism for professional dumpster diving). Literally we will send people out to pick thru the trash to determine if instead of an 8-yard container going to the landfill 5 times a week, instead we can have a 6-yard container going 3 times a week to the landfill and a 2-yard container of cardboard going twice a week to a recycling facility.

We also have solutions teams that use our proprietary RUBICONMethod to work directly with customers to help them on their journey towards zero waste.

This includes everything from store level source separation programs to designing back hauling solutions to consolidate commodities at distribution centers.

This is a fundamentally different approach than “Landfill first” companies will take and more importantly we have alignment with our customers:

we help customers decrease their environmental liability and carbon footprint by increasing their recycling rates we help them save money thru improved commodity sales and frequency optimization and we do this all while providing a modern re-imagined experience.

To bring this to life a little, take Chipotle as an example. We service all of their locations in the US. They used to procure services at an individual store level which made it difficult to collate recycling data across their footprint. Now, as a Rubicon customer, they have a common set of cost and procurement standards across all locations, receive 1 bill, have visibility into their diversion data, and have increased their diversion rate by 35%.

To further illustrate these benefits, we would like for you to hear from one of our customers

Phil

On the other side of the marketplace….. our haulers and recyclers have a very compelling value proposition that allows us to be selective with whom we work.

We can be selective because:

#1 We bring them new business.

On their routes today they are already passing by the Starbuck’s, 7-Elevens, Chipotles of the world but one of the best ways to get access to those customers is through Rubicon. For the hauler the marginal cost of servicing that customer is low…. So, by densifying their route we provide that extra jet fuel for their business.

#2 We bring them technology that makes it much more efficient to work with use –

This includes everything from digitally accepting new business opportunities, to fleet and route optimizations, to digitally processing invoices.

And today we receive more than 100K invoices a month – the majority of which are audited, matched, and paid automatically.

#3 We bring haulers savings.

If you’re a small mom and pop hauler you’re likely not buying fuel or parts or tires at a discount.

And Rubicon offers a buying consortium so you can achieve the benefits of scale even as a small operator.

Again, with those value propositions for haulers and customers we’ve built RUBICONConnect into the largest digital marketplace for waste and recycling.

We thought it might be helpful for you to meet a couple of our hauling and recycling partners.

Phil

With our RUBICONPremier product we’re bringing similar benefits to international markets as well.

The best way I can describe Premier is as “Rubicon in a box”. We license our customer, fleet, and back-office technology to the leading providers in their respective territories.

These companies want what Rubicon has because we’ve already solved the same problems they are facing:

– they want a more engaging customer interface and relationship

– they want to improve recycling rates and dictate the end destination for the contents of the waste stream

– but they don’t want to tie up huge capital and energy in the collection operation, and RUBICONPremier is that third party logistics solution.

As an example, one of the largest conglomerates in Japan, Odakyu, wanted to begin offering waste and recycling services and they used the RUBICONPremier platform to launch their offer in less than six months.

Companies like Odakyu want to strategically partner with a company that has and continues to reimagine the waste and recycling industry, which has a track record of introducing innovative capabilities, and that can extract value from the data they collect as a byproduct of their current operations.

And that last point is the key… it’s not enough simply to provide a world class 3PL platform, we’re also future proofing our customer’s investment by continually adding insights and new capabilities through the data we collect.

Phil

Our customer and fleet deployments worldwide provide Rubicon with a wealth of data that can be mined for insights and even sold as additional product subscriptions.

With our IoT and edge-based computer-vision technology deployed in collection vehicles, coupled with our data on material flows, routes, and service locations we collate data across four major categories:

Business level activity – like cardboard volumes at a store, regional, state, or country level

Consumption patterns – think about Coke vs. Pepsi consumption at a street or neighborhood level

Community Insights – for example identifying clusters of potholes

And lastly Telematic Data – such as driving behavior for the commercial driver segment

What’s key to understanding the value of Rubicon’s data is that it is not theoretical. We monetize this data already today through additional product subscriptions like:

Overflowing bins – so cities can identify when a resident needs a larger bin

Contamination – so haulers can know exactly where and when contamination enters the waste stream

Recycling Participation – so cities can focus on neighborhoods that may lag in recycling

And Illegal Dumping – so governments can remediate dumping hotspots

Potholes – so that cities can identify and send teams to fix clusters of potholes efficiently

And this is just the beginning of what we can do…and the revenue associated with these subscriptions isn’t in our forecast today.

We chose to initially focus on the community insights category first …targeting our municipal government customers that are trying to maximize the use of scarce resources (so effectively they’re using their trucks as data collection points). We continue to release additional subscription options as we grow our business and our capabilities across our business lines (of Connect, Premier, and SmartCity).

So, at this point, I’d like to introduce our Chief Strategy Officer, Michael Allegretti who leads our SmartCity practice and he’ll describe in more detail how we engage another key constituent - cities and governments.

Allegretti

Thank you, Phil.

It’s great to be with you all today.

I came to Rubicon from Uber, where I ran public policy, and that experience greatly informed my thinking about how to expand this product into the residential space, and by extension, the government space. It was clear to me from the start that we had an incredible opportunity to actually partner with government.

So, to truly tackle “ending waste”, we needed to look at residential waste, and in most of the world, which means developing a product for the public sector, which plays an outsized role in residential waste collection.

With RUBICONSmartCity, you really start to see how Rubicon’s platform has expanded and is expanding. You start to understand not just how it can be applied across additional waste streams, but also how the technology can deliver additional value for customers. Phil alluded to this in speaking about these data streams. In the case of RUBICONSmartCity, that additional value translates into serving as an overall operating system for infrastructure management within cities. And it includes moving into adjacent fleets, such as snowplows and street sweepers.

So, what is RUBICONSmartCity? It is an award-winning IoT solution - a SaaS offering - that is being sold right now to city and county governments and to haulers that serve on behalf of city governments to pick up the garbage at your homes and within urban cores.

The technology delivers three main benefits to our government customers: taxpayer savings; recycling improvements; and quality of life gains…

…and as cities mature and engage with our tech more holistically, RUBICONSmartCity essentially becomes that operating system (that iOS) for managing city infrastructure.

And this is what cities crave. Every city in the world, no matter how well the economy is doing, finds itself in some sort of budget crunch. They have expanding populations, and thanks to social media, they have populations that want more and more public services, faster, better, and cheaper. So, our technology is delivering that for them.

You can see on this slide how we use these three pieces of technology to generate data and insights to deliver taxpayer savings, improve recycling operations, and help deliver a better quality of life.

First, we deploy a telematics component that collects information related to driving patterns, engine health, and vehicle location. This data leads to efficiency gains, preventative maintenance, and safety gains, each of which contribute to real cost savings for cities.

Next, we deploy our app, which provides service verification, better routing and route assistance features, turn-by-turn directions, and most importantly, the ability for operators to note issues at the curb, such as “bins not being out,” “bins being blocked,” or “recycling being contaminated.” Our app also allows operators to identify community issues. This is what Phil mentioned earlier. Community issues in need of attention, such as potholes or graffiti. Better routing leads to reduced overtime, less fuel and fewer emissions, and identifying issues at the curb, leads to fewer “go backs” – and this is where a lion’s share of cost savings are derived for our cities.

Finally, we deploy cameras trained in AI models, which can also help to automatically identify certain community issues, such as those potholes or overflowing waste bins.

On this last point – about delivering quality of life improvements through the identification of community issues – I want you to think about the garbage truck for a moment. It’s one of the only vehicles in the world that goes up and down every block, in every city, on a fixed route, at least once a week. As such, it provides an incredible opportunity to assess conditions in a community. Where are the potholes, where are the overflowing waste bins, where are the leaky fire hydrants? We can basically deliver for a city or a government a two-for-one investment. This is the idea of taking these vehicles and transforming them into roaming infrastructure assessment tools, delivering on the promise of pro-active government versus reactive government.

Mayors love it, city councilors love it, most importantly, citizens love it.

Allegretti

And as we enter city government waste and recycling operations, we now have the ability to “land and expand” to adjacent heavy-duty fleets.

Our snowplow module – seen here – helps governments identify when a plow is down and when it is up. It tracks the frequency of passes, enabling everyone from the mayor to the 311 operator to be able to communicate back to residents in near real time the condition of primary, secondary and tertiary roads.

Allegretti

Similarly, our street sweeper module – seen here – helps governments not just know when the broom is up or down; but if it is up, why.

Using AI, it identifies those things that are obstructing service, such as basketball hoops, illegally parked cars, low-hanging branches, or improperly placed waste bins. This in turn helps our government customers educate residents about best practices, or ultimately, levy fines to start to change behavior.

Our RUBICONSmartCity offering is available for direct procurement on the nation’s most important public purchasing consortiums – including Sourcewell and HGACBuy – but it is our partnership with AWS (Amazon Web Services) about which we are most proud.

Rubicon is one of about only a dozen companies globally that has the privilege of jointly going to market with AWS in the way that we do. Our sales teams share a pipeline, our marketing teams co-create collateral, and we repeatedly share the stage at events and media events. But most importantly, because an overwhelming number of city governments, certainly here in the U.S., use AWS to provide their cloud services, cities can simply purchase us via AWS through a seamless transaction, completely removing the need to proffer an additional RFP to receive and pay our services. This is a game changer.

Now I would like to show you a short clip from an international documentary series that Amazon produced about RUBICONSmartCity and our work with the City of Santa Fe, NM. To see the full video, please check out the resources box below.

Allegretti

So, what does Santa Fe and all of this mean in practice? You see two of our cities represented on this slide, and we are in some of the biggest and best cities in the country right now, places like Houston, which just signed a fleetwide, 3-year contract with Rubicon, as well as Columbus, OH and Washington, DC.

But these are two really good examples.

The City of Kansas City, MO, a true SmartCity hub. After one year of being our customer, the city realized $2 million in annual taxpayer savings, and almost a 20% improvement in citizen satisfaction based on 3-1-1 calls related to trash pickup. What does that mean for our business with that city? It means they want more Rubicon. They want to move into adjacent fleets. They want to start using other aspects of our SmartCity technology suite. As such, they have now purchased our technology for their hundreds of snowplow vehicles as well.

And notably, the City of Baltimore, Maryland. Their curbside recycling program had been mothballed for a number of years and COVID took a toll on their workforce. They came to Rubicon in the heat of the pandemic, and we digitized their operation, and within 180 days of being one of our customers, they were able to restart or reintroduce curbside recycling. They have since extended their contract with us. Outcomes matter, and that is what we track.

And now I will turn it over to our CFO, Jevan Anderson to discuss our revenue model and financials.

Jevan	Thank you, Michael, and thank you all for your time today. I’m Jevan Anderson and I am the CFO of Rubicon. I’ve worked in finance roles as an investment banker and as an operator for the past 25 years. I joined Rubicon last year because I was attracted to our market-leading sustainability solutions with an opportunity to disrupt the waste and recycling industry in a productive and impactful way.

Jevan

We’re going to kick off with an overview of the three main components of our revenue model. Remember, our revenues are generally under long-term contracts and today we generate revenue primarily in three ways.

First and foremost, our revenues are reflective of all the waste and recycling services that transact over our platform. We make a margin based on the difference between what we sell those services for to our waste generator customers; and what we’re able to procure those services for from our supplier network. We have two powerful levers here; as we use our data and analytics to optimize services for our customer base and as we use our technology to drive increased volume and density for our suppliers, Rubicon’s margins improve.

Now, what’s fundamentally different about Rubicon’s business model is that our incentives are aligned with our customers and the environment. We use our image-based technology and our solutions team members to help identify, extract, and monetize valuable materials from the waste stream. We are turning what was an expense, and frankly, an environmental liability for our customers, into a source of revenue, in which Rubicon participates.

Secondly, we are monetizing recyclable commodities with our waste generator customers that may have otherwise ended up in the landfill. It’s important to note, we generally sign co-termed supply contracts with the mills and recyclers who process these materials such that Rubicon does not assume commodity price risk on these transactions. It’s also important to understand, we have higher margins on these recycled materials and our contracts often feature “kickers”, so as we achieve certain positive environmental outcomes, Rubicon’s margins improve.

Lastly, we have hundreds of waste generators, haulers, and cities that pay us a monthly software subscription fee for access to the Rubicon platform. If you’re a waste generator, this is typically based on the number of sites or services that Rubicon manages. If you’re a hauler or a city, this is based on the size of your fleet and the different features to which you have access.

Jevan

In addition to the organic growth pillars outlined in the previous slide, a key component to our accelerated revenue growth and margin expansion has come and will continue to come inorganically through acquisitions.

M&A is not a new growth strategy for Rubicon – in fact we have successfully acquired and integrated five acquisitions to date. In addition to a recent key technology purchase to augment our SmartCity product offering, we have effectively merged four legacy broker businesses into our core RUBICONConnect digital marketplace.

Essentially, we acquire books of business in the form of bulk long-term customer contracts. We think of these transactions as sticky and concentrated customer acquisition costs.

Most of these acquisition targets are comprised of higher-margin SMBs or other niche businesses. Additionally, we can digitize these typically paper-based businesses onto the Rubicon platform thereby reducing SG&A headcount by about 40-50%. Further, we can add additional revenue opportunities by expanding our product offerings to these customers and typically achieving 20-30% uplift on the topline.

The ultimate result is that we can add meaningful, attractive revenue to our platform at very compelling post-synergy multiples.

Given how important and impactful M&A is to our business, we have spent a lot of time qualifying a multi-billion-dollar pipeline we intend to pursue over the coming years.

Jevan

Now, translating this into our financials, we are already a well-established platform that drove strong growth well ahead of plan for 2021 finishing the year with ARR of approximately $659 million of ARR under contract. We are forecasting to exit 2022 with approximately $937 million of ARR under contract, growing to approximately $1.3 billion by year-end 2023, as we anticipate deploying the proceeds from this business combination to accelerate our investment in our organic and inorganic growth.

On the right-hand side of your screen, you can see our track record of net revenue margin expansion and, historically, which has been a result of running the standard Rubicon playbook – again, using our data and technology to optimize service levels and improving recycling rates for our customers and improving local supplier density.

Building on this work over the next couple of years, we are projecting an uplift in our overall margin profile that is additionally driven by a mix shift towards higher-margin small businesses and deeper penetration of our software products into the network of haulers and cities that we’ve already established through our waste marketplace operations.

We finished 2021 well ahead of plan, with $58 million of Annualized Recurring Net Revenue and we’re forecasting to exit 2022 with approximately $123 million of Annualized Recurring Net Revenue under contract, growing to approximately $235 million by year-end 2023.

And now I will pass the presentation over to Chris Spooner, our SVP of Finance, to dive deeper into the details of our financial plan…

Spooner

Thank you, Jevan, and it’s a pleasure to be with your all today. Diving into how we’ll accomplish these financial projections, first, as Jevan noted, we closed out 2021 well ahead of our projections and exited the year with approximately $659 million of ARR under contract, representing approximately 28% year over year organic growth. We have additionally developed a hard backlog of contracted customer revenues that we estimate will represent approximately $100 million of additional ARR once these customers deploy later this year. And so, with that, substantially all the GAAP projections for 2022 are already under contract today.

As Jevan mentioned, we have an incredibly strong M&A pipeline across a diverse set of potential targets, and we believe we can move quickly following our de-SPAC process to pull down on these acquisitions.

Beyond next year, we believe we can continue to grow revenues through a balanced approach of organic new customer wins and inorganic growth contract portfolio acquisitions, complemented by increased share of wallet with current customers. To underscore the latter strategy, we have significant additional opportunities to grow with the customer base that is already under contract. Today, given the breadth of the offering on the Rubicon platform we estimate that we currently have just 28% of our customers’ share of wallets, so there is significant whitespace for us to grow just by farming these existing contracted accounts. These three levers are together anticipated to grow revenue to approximately $1.15 billion in 2023.

Spooner

On the Net Revenue side, we again exited 2021 ahead of plan and with approximately $58 million of annualized recurring net revenue under contract, representing approximately 35% year over year organic growth. Rubicon’s growth in Revenue, coupled with its various margin expansion strategies are anticipated to drive accelerated growth in Net Revenues over the next two years.

Given the growth we are seeing and projecting in our RUBICONSmartCity and RUBICONPremier products, both of which feature SaaS-like margins, net revenue growth will outpace revenue growth over the forecast period. In fact, in addition to our contract backlog, we have approximately $6 million of potential SaaS revenue that is currently in “pilot” stage and that we anticipate will convert to revenue generating contracts later this year. And we are forecasting approximately $77 million of net revenue for 2022.

In addition to revenue growth, Rubicon can also expand margins and grow net revenues through continued service optimization and landfill diversion improvements. We believe we can expand our margins by approximately 180 basis points across the full portfolio through these initiatives over the next two years, which is right in line with our historical average.

We are projecting that these four net revenue expansion strategies will ladder up to deliver approximately $181 million of net revenue for 2023.

Spooner

Now I want to zoom in on our unit economics and how our triple alignment of mission, incentives, and bottom line drives superior outcomes. As we create efficiencies and improve recycling rates, we are able on average to save our customers approximately 5% to 15% over the life of a contract term, even relative to the fully vertically integrated incumbents from whom we’re winning business away.

In fact, as we dive deeper into the waste stream and monetize these commodity opportunities, we have turned what was a pure cost line for many of our waste generator customers, now into a net source of revenue on their behalf! We’ve accomplished this now for 70 of our key account customers and of course this value creation presents a healthy margin opportunity for Rubicon.

Naturally, this differentiated proposition has engendered a sticky customer base – one who has been willing to let Rubicon grow with them over time. On that note, as of the end of Q4 2021, our annualized net revenue retention rate was 125% and we currently estimate our customer lifetime at more than 15 years.

Spooner

To bring this to life now, we’ve got a few case studies up here and I’m going to speak to the “Global Logistics” provider in the bottom left corner.

Rubicon brought this customer onto the platform in 2016 and we started with a single op-co, largely just waste and single-stream recycling. Over the years, we’ve grown to manage 39 different types of source-separated materials for them, including very recently adding pallets. And they have expanded us to be deployed with all op-cos and all locations in North America.

The net effect is we have grown revenues by approximately 44% per year, nearly quadrupled the customer’s recycling rate, and expanded our margins alongside this growth by creating real economic value for the customer through their waste stream.

Spooner

Lastly, I want to illustrate for you the compelling financial profile of the platform at scale. Through continued service and route optimization, improved landfill diversion, and, critically, deeper penetration of our software products into the network of haulers and cities we’ve already established through our marketplace operations; we believe Rubicon can be an approximately 30-35% net revenue margin business at scale.

We’re already driving strong operating leverage on our core waste marketplace operations, given the power of the underlying software platform. So, as we scale with this leverage and continue to drive the type of M&A synergies we’ve historically achieved, we believe this can be an approximately 12.5-15.0% Adjusted EBITDA margin business over the long-term.

And so, with that, I’ll pass this back to Nate.

Nate

While you have heard this already today, I think this bears repeating…

Rubicon is the world’s largest digital waste and recycling platform, a high-growth marketplace through which investors gain exposure to the resiliency and predictability of the waste category, but with a highly scalable model, and without the capital-intensive demands typically required within the waste and recycling industry.

Our cloud-based, software-driven proposition is poised to harness and transform the massive underlying and expanding market.

We are the first digital challenger to the traditional, status quo players that have dominated this industry for decades. Systematic case studies and data show that technology vs. brick and mortar reveal that technology will win every time. We are proud to offer the digital waste and recycling experience to the public market, to every American, and to every country around the world.

Rubicon is already a well-established business today, with $583M revenue in 2021generated from our portfolio of over 8,000 client relationships, including many of the largest and most recognizable brands in the world. We are proud of what we’ve achieved, and we believe our combination with Founder SPAC amplifies the already-strong growth potential of our business.

Rubicon is excited to be working with an incredible partner in Founder SPAC to bring Rubicon to the next stage of growth.

And now Osman will close out and recap the transaction

Osman

Thank you, Nate. To reiterate the details of the merger, the transaction reflects a pro-forma enterprise value of $1.7 billion, implying a 9.4x multiple of 2023E Net Revenue and 7.2x 2023E Annualized Recurring Net Revenue.

Proceeds to the company – assuming no redemptions and prior to the payment of transaction expenses – are $432M, which includes $321M cash in trust and $111M from a fully-subscribed PIPE investment.

We anticipate closing the transaction in Q2.

Osman

Relative to its business facing marketplace peer group, Rubicon leads the pack in topline growth, revenue retention, and customer lifetime value. The transaction value offers an attractive entry point for investors with significant opportunity for upside, given Rubicon’s prospects.

Dan	Thank you, Osman. With that, we will now open up the lines for our live Q&A portion of the call. Analysts may now call in with questions. In addition, participants can submit questions utilizing the interactive question box on your screen or email us at RubiconIR@ICRInc.com. We will take a moment to compile the list.

Important Information About the Business Combination and Where to Find It

Founder SPAC’s (“Founder”) shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon Technologies, LLC (“Rubicon”) and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the business combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418- 2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This script includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this script should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This script shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This script shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Exhibit 99.2